OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Real Bloody Mary, Co. LLC

12711 Ventura Blvd. #290
Studio City, CA 91604

https://www.vampire.com/bloodymary



10000 units of Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 Membership Units at $1 each ($107,000 Total)

Minimum 10,000 Membership Units at $1 each ($10,000 Total)

Company	The Real Bloody Mary Co., LLC
Corporate Address	12711 Ventura Blvd., Ste. 290, Studio City, CA 91604
Description of Business	We deliver a delicious ready-to-drink Gourmet Real Bloody Mary Cocktail made from real tomatoes and vodka with natural and organic ingredients. We seek to become the go-to-ready-to-drink classic Bloody Mary Cocktail.
Type of Security Offered	Membership Interests
Purchase Price of Security Offered	$1 per unit
Minimum Investment Amount (per investor)	$100

PERKS

Invest $125 or more –

You'll be immortalized on Vampire.com, Receive a very rare Vampire.com Bumper Sticker,

a Vampire brand art poster, and a very sexy and/or manly Vampire Bloody Mary T-Shirt

Invest $500 or more –

Receive all of the above plus, a free VIP wine tasting for two at the very swanky Vampire Lounge in Beverly Hills

Invest $1000 or more –

Receive all of the above plus, A Red Carpet Invite for you and 3 friends to an upcoming Vampire Bloody Mary Launch party

Invest $5000 or more –

Receive all of the above plus, meet us on the road <u>at our expense</u> and attend a super fun Bloody Mary Festival as our VIP guest and a lifetime 15% discount on all Vampire.com purchases.

All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

OVERVIEW: We are in the ready to drink cocktail business offering up a ready to drink bloody mary cocktail made with real tomatoes and vodka branded under the name VAMPIRE.   We leverage our Vampire branding, our proprietary method for stabilizing the vodka and tomato juice to limit the separation of the resulting cocktail, our product's great taste, and our experienced personnel with distribution and retail connections.   Our revenues are derived exclusively from sales of our core product -- Vampire Gourmet Bloody Mary -- utilizing our personnel's pre-existing distribution and retail beverage industry connections.

Recently, we have begun to offer our Vampire Gourmet Bloody Mary to licensed beverage alcohol distributors who in turn sell our product to retailers.   Our first large customer is the Colorado division of Southern Glazers Wine & Spirits ("SGWS").   SGWS is the largest wine and spirits distributor in the US. We are in negotiations with other distributors including a large distributor in Northern California.   Our founder has a similarly named brand called Vampire Wine that is offered for sale in approximately 1000 Publix supermarkets in the South Eastern United States, and we hope to sell our product there as well as all other places where a ready to drink bloody mary may lawfully be sold.

We formed our company in 2016 after the founder, Michael Machat, had devoted numerous hours researching how to make the perfect ready to drink bloody mary.   Most of 2016 has been devoted to perfecting the manufacturing and supply partners.   Also, during this time period, the company entered into an agreement with Americas Blood Centers in which the Company has agreed to contribute 5 cents per can sold of its product to the Americas Blood Centers.   Company will publicize this relationship at an appropriate time.

We expect to use the funds to continue to grow our business as outlined in the projections. Although there is no guarantee that the growth projections will materialize as planned, we expect generally to grow in the coming years. Fortunately, the primary personnel are working on no salary and with no overhead expense until the company is funded. These factors reduce the risk of loss, slowing the cash burn, making it easier for the company to become profitable. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

Sales. We will be offering our bloody marys to distributors at prices such that we anticipate our product selling for approximately $4.99 per can. Of course prices will vary as the various States all have different alcohol taxes. Overseas the pricing will vary some more. We have only recently begun to sell our bloody marys as we are testing the waters as with regards to pricing and desirability. We are pleased with the results in terms of the public's reception to our product's taste, and we believe we have found the appropriate price point of $4.99. To date, we have four distributors who have only recently been selling our product. SGWS of Colorado, River Valley Beverage Group of Alberta, Canada, International Wine & Spirits of Florida, and Speciality Spirits in California. We are waiting for funding before we aggressively start to push sales.

Supply Chain. We use a few principal suppliers to create our product, including a flavor house which purchases the bulk tomatoes on our behalf and adds the secret natural ingredients to the mix, the distilled spirits producer who provides the vodka and cans the product, the can manufacturer, and the label producer. Once we have sufficient funds we will discontinue applying labels to the cans and print directly onto the cans themselves. In the event we run into supply issues with a particular supplier, we would be able to find alternative sources since tomatoes are readily available and vodka is readily available. Switching distilled spirits providers and bottlers would entail getting new government approvals which would add time delays. The Company's recipe is portable and our product can be produced elsewhere if needed.

Customer Base. We have participated in three bloody mary festival events so far, and we believe our customer base to be similar to the customer base of our Manager's separate brand Vampire Wine, which is 60% female, 40% male, with the typical consumer being a 32 year old female. The Company will reach out to the same customers that buy Vampire Wine using the same distributor network where appropriate. In some cases, we may switch to a beer distributorship rather than a wine distributor for our product.

Liabilities. We have no outstanding long term liabilities at the moment as we are sharing offices, rent free, with TI Beverage Group, Ltd.

Litigation. The company has no lawsuits pending against any party.

Competition Analysis. There are very few ready-to-drink bloody marys on the market. The reason for this is simple. They are very hard to make. The vodka separates from the tomato juice and floats to the top. Vampire Gourmet has a patented process to keep this from happening. Besides the separation, very few distilleries want to deal with the mess tomatoes leave behind. There are just three other bloody mary RTDs on the market, all of which may be violating Company's patented technology. The first is

Ballast Point Fugu Bloody Mary. Unlike Vampire Gourmet Bloody Mary, the Ballast Point drink doesn't have the tomato flavor that Vampire has; instead it has a vegetable soup flavor that is too hot for most people. The other two bloody marys in the market are small enterprises (one in Austin, TX and the other in Indianapolis), and neither of which is very good. By contrast, the Vampire Gourmet Bloody Mary is made from fresh simple ingredients, including real tomatoes, tomato puree, pure can sugar, triple distilled vodka, organic aloe vera and natural secret spices. One can taste and smell the tomatoes in a can of Vampire Bloody Mary. It's the real thing, with the right amount of spices. Not too spicy, but just enough.

Asset-based senior credit facility. Our founder's wine company has a revolving loan facility with Mission Valley Bank. Although there is no guarantee, once our raise is complete we anticipate that Mission Valley Bank may offer an asset-based credit facility to The Real Bloody Mary Co on similar terms. It is likely that as our business grows, we will be required to pay invoices to our suppliers faster than we collect payment for sales from our customers. Thus the need for obtaining a credit facility is very important to our future growth. This facility is not yet in place, but we are reasonable confident Mission Valley Bank will extend a similar credit facility as the one in place to our founder's wine company.

The team

Officers and directors

Leonard Cairney	Director
Lisa Machat	Creative Director, Director
Michael Machat	Founder, CEO, & Director

Leonard Cairney
An executive with world wide experience, Cairney brings a wealth of knowledge to the group. Former CEO of Jackson Family Wines, President of Beaulieu Vineyard & Managing Director of W&A Gilbey Gin. The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Director 2016-Present Los Angeles, California W&A Glbey South Africa Managing Director 1995-1997 Spirits Company Beaulieu Vineyards Napa Valley CA President 1997-1998 Winery Kendall Jackson Sonoma CA CEO1998-2002 Winery Clydebank College of Engineering Glasgow Scotland University

Lisa Machat
Creative director of Vampire Vineyards and co-founder/director Vampire Lounge & Tasting Room The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Creative Director, Board Director 2016-Present Los Angeles, California TI Beverage Group, Ltd dba Vampire Vineyards -dba Vampire Lounge & Tasting Room - Creative Director 1999 - present

Michael Machat

Founder of the wildly successful Vampire Vineyards & Vampire.com, His award winning wines are sold online & throughout the United States at large retailers via a multi-state distribution network. The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Founder, CEO, Director 2016-Present Los Angeles, California TI Beverage Group, Ltd, Founder/President/CEO 1999 - Present, Wine & Spirits company Los Angeles, California Machat & Associates, PC, President 2000 - Present Legal Services Los Angeles, California

Related party transactions

The company utilizes the services of TI Beverage Group, Ltd to sell and distribute its product. TI Beverage Group (also known as Vampire Vineyards) is 99% owned by Michael Machat, the Founder of the Real Bloody Mary as well as Vampire Vineyards. The company will utilize TI Beverage Group's connections , personnel and office space to grow the Vampire Gourmet Bloody Mary without having to incur the costs of paying for traditional overhead and labor. Machat's other company Vampire Brands, LLC, 90% owned by Machat, will be enjoying a 5 cents per can royalty on product sold, and it is everyone desire at TI Beverage Group to increase the sales of Vampire Gourmet Bloody Mary so that one day the company may be bought out by a large drinks conglomerate.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** The Real Bloody Mary Co enjoys a license to a patented process for making the vodka in its bloody mary not separate from the tomato juice. This patent protection may not prove to be protectable leading others to enter the market. Accordingly, those making the product have signed non disclosure agreements and the recipe and manner of making our bloody marys is being kept a trade-secret. The Real Bloody Mary Co also enjoys trademark rights to its Vampire brand. This Vampire brand co-exists with the founder, Michael Machat's Vampire Wines, Spirits, Beers, non-alcoholic drinks such as water, coffee, chocolate, olive oil, balsamic vinegar, tacos, and restaurants. Negative publicity regarding one of these products could potentially effect the perception of company's Vampire Gourmet Bloody Marys.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** The Company plans to operate in the highly competitive alcohol beverage industry. While the Company intends for its products to be in demand, many of its competitors may have substantially greater financial resources than the Company. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.
- **This is a brand-new company.** The Company has only recently been formed for

the purpose of selling its ready-to-drink bloody mary cocktails. Therefore, the Company has no operating history. There can be no assurance that the Company will be able to achieve or sustain profitable operations or achieve or sustain cash flow required to conduct the day to day operations.

- **Lack of Significant Working Capital** Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies.

- **Uncertain Future Performance** As the Company begins its operations and the Company may experience unforeseen expenses and difficulties, complications and delays that prevent the Company from reaching its goals and from being financially successful. There can be no assurance that the Company will be a success or that it will generate sufficient revenues to result in profitability. Many factors could cause the Company not to be a success, such as down-turns in the economy, the ability to attract qualified employees, rising costs of the cans, rising costs of tomatoes or other ingredients. The Company and its directors and officers, may have no control over some of the factors which will determine the success or lack of success of the Company.

- **Our financial review includes a going concern note.** Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and we have priced our bloody marys at a profit that allows the company to make a profit and still attract sales.

- **Dilution** The Company may need to resort to the issuance of additional equity or other securities, which, if the Company is able to successfully issue, could result in dilution of each Investor.
- **Economic Conditions** An investment in the Shares will be exposed to the risks inherent in the changes in national or local economic conditions and changes in the demand for the Company's products.
- **Employees** The success of the Company is dependent upon its ability to attract and maintain qualified employees at a reasonable rate of compensation. The Company's competitors may offer better compensation and benefits that could increase competition in recruiting and maintaining a cost effective workforce for the Company.
- **Management of working capital.** The Real Bloody Mary Co, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability. The Real Bloody Mary Co. understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.
- **Foreign exchange risks** A source of revenues for the Real Bloody Mary Co may be found in foreign markets such as Canada, England and Japan. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.
- **Reliance on certain large suppliers** An additional risk associated with product packaging is The Real Bloody Mary Co.'s reliance on its can manufacturer and dsp provider. There is a risk there may be delays in production due to The Real Bloody Mary Co's manufacturing partners deciding to service its other customers and filling their needs prior to fulfilling Company's needs. There is a risk, The Real Bloody Mary Co may have to source new manufacturing partners from time to time, which could disrupt Company's supply of products and create additional costs while leading to decreased sales if Company runs out of product. One of the later uses for funds is for Company to purchase its own dedicated bottling or canning line to ensure constant supply of product.
- **Forward Looking Statements** Certain statements set forth in the documents being provided as part of this Offering constitute "forward-looking statements." Such statements are generally identifiable by the terminology used such as "plan," "expect," "estimate," "budget" or similar words. Examples of forward-looking statements include, but are not limited to (i) projections of revenues, income, loss, earnings, capital expenditures, budgets, and other financial items, (ii) statements of the plans and objectives of the Company or its management, or estimates or predictions of actions by third parties, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business. Forward-looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. The

achievement of results or other expectations contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievement described to be materially different from any actual future results, performance or achievement expressed or implied by such forward-looking statements. The Company does not plan to issue any updates or revisions to those forward-looking statements if or when their expectations, or events, conditions or circumstances on which such statements are based occur or change. In particular Company has made certain assumptions about the ready-to-drink cocktail market in order to create financial projections for the business. There is risk associated with the accuracy of these projections being compromised due to sharp changes in key assumptions such as a fall in demand for ready-to-drink cocktails or for bloody marys in general, and other related variables. In order to mitigate this risk, the Real Bloody Mary Co has taken great care to ensure the reliability and source quality of key assumptions used in the business plan.

- **Potential Shortage of Tomatoes** It is possible that there may be a future shortage of tomatoes which might make the costs of our major ingredient increase substantially causing us either to have to live with a smaller profit margin or raise prices which could potentially lead to a loss of market share compared to other ready to drink alcoholic products.

- **Changing Alcohol laws** About 100 years ago, alcohol was largely illegal in the United States, and when prohibition was repealed, each State was left to enact its own laws regarding the consumption and sales of alcohol. The State alcohol laws are in a state of flux, and although recently the laws governing the distribution of alcohol have been becoming more lax, allowing for more opportunities for beverage alcohol suppliers to sell their products, the trend could potentially change. It is even possible that alcohol or ready-to-drink alcohol could be made unlawful in certain markets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Machat, 99.0% ownership, Membership Units

Classes of securities

- Membership Units: 5,000,000

  Voting Rights

  The holders of the securities purchased herein are not entitled to vote on any matter except as required under applicable law.

  Manager

  The company will be managed by Vampire Brands, LLC, a Delaware limited liability company, of which Michael Machat is the 90% owner. Members will not have any right to change the Manager or to elect a new Manager.

The Membership Units sold in this offering will reduce the Membership Units currently issued to the founder.

Distribution Rights and Preferences

The company is offering up to 20% of its Membership interests for $1,000,000 with the provisions that until those investing recover their investment, 80% of all profits will first go to pay back these early investors, along with 5% annual return, with the other 20% going to the Founders. Once the investors are paid back in full with the 5% annual return, profits will then be distributed pro rata according to ownership percentage. After all the investors are paid back in full with their 5% annual return, the profits will be distributed 20% to the investors, and 80% to the Founders.

Note: If less than $1,000,000 is raised the distribution to investors will be pro-rated. For instance, if $500,000 is raised the investors will receive 10% rather than 20% of profits after their investment and the 5% annual return have been paid.

Further; once the company has raised $1,000,000, if it elects it may sell additional interest in the company. In such case all investors will have the option to purchase their pro-rata share of additional interest being sold on the terms offered. Any investors who do not elect to purchase their pro-rata share will have their interests diluted to the extent of the additional interests sold.

Liquidation & Dissolution of the company

The company will be dissolved in the following instances:

(a) The expiration of thirty (30) days following the sale or other disposition of all or

substantially all of the Company's assets;

(b) The election by the Manager, with the written consent of a Member Majority, to

dissolve and liquidate the Company;

(c) The election by the Manager to dissolve and liquidate the Company after any three consecutive quarters in which the Company has not earned at least $1 in net profits, provided theManager shall not make such election under this clause (c) earlier than December 31, 2024; and

Winding Up and Distribution of the Company

Upon an act of winding up the Company, the net assets of the company will be distributed as follows:

First, to payment of all debts and liabilities of the Company (other than loans or other debts and liabilities of the Company to Members), and any expenses of the Company incidental to such sale or liquidation;

(ii) Second, to establishment of any reserves reasonably deemed necessary by the Liquidator(s) for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(iii) Third, to payment and satisfaction of all other debts and liabilities of the Company to Members and Managers on a pro-rata basis;

(iv) Fourth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(i) of the Operating Agreement equal to their accrued but unpaid 5% Preferred Return Amount (A) Eighty percent (80%) shall be distributed pro rata to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing), until each Investor Member has received an aggregate amount of distributions under this clause (iv) and under Section 6.2(i) above equal to its accrued, but unpaid, 5% Preferred Return Amount;

(v) Fifth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(ii) of the Operating Agreement equal to their Unreturned Contribution Amount (A) Eighty percent (80%) shall be distributed pro rata to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing) until each Investor Member has received an aggregate amount of distributions under this clause (v) and under Section 6.2(ii) above such that each Investor Member's Unreturned Contribution Amount has been reduced to $0; and

(vi) Sixth, to the Members, pro-rata in accordance with the number of Units held by them.

What it means to be a Minority Holder

As a minority holder of Member Units you will have no ability to influence our policies or any other corporate matter, including the election of the Manager of the Company, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

The Membership Units being offered herein are a minority non voting interest. As a minority holder, you will not have a vote in determining how the company is run and when distributions of capital are made other than what has been specifically promised in terms of obtaining

The company is offering up to 20% of its Membership interests for $1,000,000 with the provisions that until those investing recover their investment, 80% of all profits will first go to pay back the investors, along with 5% annual return, with the other 20% going to the Founders.

Once the investors are paid back in full with the 5% annual return, profits will then be distributed pro rata according to ownership percentage. After all the investors are paid back in full with their 5% annual return, the profits will be distributed 20% to the investors, and 80% to the Founders.

Note: If less than $1,000,000 is raised the distributions to investors will be pro-rated. For instance, if $500,000 is raised the investors will receive 10% rather than 20% of profits after their investment and the 5% annual return have been paid.

Further: once the company has raised $1,000,000, if it elects it may sell additional interests in the company. In such case all investors will have the option to purchase their pro-rata share of additional interests being sold on the terms offered. Any investors who do not elect to purchase their pro-rata share will have their interests diluted to the extent of the additional interests sold.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional membership units above the 1,000,000 specified in the Operating Agreement. In other words, when (or if) the Company issues Membership Units in addition to the 1,000,000 specified in the Operating Agreement, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more membership units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The Company was formed in May of 2016 and had no revenues in its year of formation. As an early-stage company, we have experienced losses thus far in our operating history, although these loses are not significant due to our personnel not taking salary and our overhead being limited due to free office space being provided by Michael Machat, our founder.

Our total loss for 2016 was $14,218, which was incurred primarily for the pre-purchase of inventory of Vampire Gourmet Bloody Mary and design and start up costs. We also incurred expenses participating in bloody mary festivals which we've used to both publicize and taste test our product to great success.

We earn revenue by selling our products. We anticipate increasing our profit margin as we gear up our purchases. Once we are producing approximately 250,000 cans at a time, our profit margin will exceed 50% and we will be on our way towards making net profits. The bulk of the funds raised will be used to fund inventory, hire sales personnel, engage in more marketing and hire administrative personnel as needed.

We anticipate losing $62,614 in year one and $37,072 in year two before turning a profit in year three of $396,654. (Please see financial projections.)

We anticipate generating revenue regardless of the success or not of this fund-raise. Based upon our forecast, however, with the liquidity of the anticipated full raise amount of $107,000, we will have the funds to purchase enough product to lower our costs of goods sold sufficiently enough to give us a gross profit of 50%. Our plan is to recycle the profits from sales to allow for further growth. Please note the company is also contemplating a subsequent round of financing of up to $1,070,000. At that level, the company will have sufficient funds for it to be generating profits in the second year after the fund raise. The first year we anticipate loses as we build the Vampire Gourmet Bloody Mary brand. Specifically, we anticipate a relatively small loss of approximately $40,000 as we develop market share of the ready-to-drink cocktail market, incur one-time start-up marketing expenses, and expand the number of employees. Thereafter we anticipate growing with gross operating margins of 51% and a 10%+ net operating margin.

Financial Milestones

The company plans to invest for continued growth of the brand. Based upon an oversubscription and full raise of $1,070,000 , management currently forecasts revenues for the first three years after the fundraising event to grow from $215,040 in year 1 to $1,075,200 in year 2 to over $3,000,000 in year three with profit margins increasing from 26% to 51% as the unit production costs decrease. At revenues over $3,000,000 the company forecasts an operating margin of 16%. Even without an oversubscription, the Company is confident it will succeed selling its product, but at a slower rate. A raise of $107,000 will be sufficient for Company to purchase approximately 100,000 cans of product.

In order to maximize profits it is essential that the Company is able to produce its product at an industrial scale so that it retail its product at less than $5 per 12 oz can. Each can contains 9.9% alcohol, or two drinks and the equivalent of two Heinekins or almost half a bottle of wine.

The main purpose of this fundraising event is to obtain funds to manufacture the product on a large scale. The company firmly believes the best way to sell its product is through sampling. Tasting is believing. Through tasting events the company anticipates to reach its goals.

Liquidity and Capital Resources

As of the end of last fiscal year, we had prepaid goods worth approximately $80,000. We are using this inventory to jump start the company along with the founder's commitment to work for no more than 10 percent commission without charge for overhead. Cash on hand is less than $1000 but the founder has been adding capital when needed to grow the company prior to raising the funds sought herein.

All cash raised via Start Engine and elsewhere will be held for working capital purposes and invested primarily in demand deposit accounts, certificates of deposit and money market funds that are currently providing only a minimal return.

The primary use of funds will be to help produce Vampire Gourmet Bloody Mary at a large commercial scale. Additional funds will go towards promotion, sales and marketing. The company will continue to share office space with TI Beverage Group. By not having to worry about overhead and full time staffing, the Company will be able to concentrate on its strategy of producing large scale quantities of Vampire Bloody Mary, using existing relationships from Vampire Vineyards and Vampire Vineyards staffing and headquarters to sample and sell the product.

Capital Resources. We have financed our operations through contributions by our founder's family company and our first investor, Robert Miller. Additionally, our founder has arranged for our company to use his business offices as the company's office rent free until the company is properly funded.

The founder, Michael Machat's affiliate company, TI Beverage Group, Ltd, has an asset based line of credit with its bank. Management is hopeful but cannot promise that the same bank will offer a similar asset based line of credit to Company. If that does not occur, Company will need to search for other sources of short-term liquidity, which could include a further online capital raising event.

Indebtedness

Because the Company is able to exist with no overhead, it's debt is limited and the traditional burn rate of a typical startup is not a major factor to the Company's continual existence. Company will be able to scale up or scale down as needed with very little fixed overhead. The Company does not currently have credit facilities with any banks; however, TI Beverage Group does, and upon a successful offering, the Company will seek out funding on similar terms as TI Beverage Group has, which is an asset based line of credit.

Recent offerings of securities

- 2016-05-27, Regulation D, 50000 Member Units. Use of proceeds: Purchase of finished product

Valuation

$5,000,000.00

We determined our valuation based upon an investment by Robert Miller, an industry veteran who has worked with startups such as Sobe. Mr. Miller was one of the first 6 employees at Sobe. Mr. Miller purchased 50,000 units for $50,000.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$50,000	$107,000
Less: Offering Expenses	4,000	4,000
StartEngine Fees (6% total fee)	$600	$6,042
Escrow Fees	$0	$0
Professional Fees	$4000	$4000
Net Proceeds	$41,400	$85,958
Use of Net Proceeds:		
R& D & Production	$30,000	$75,000
Marketing	$[xx]	$10,000
Working Capital	$[xx]	$958
Total Use of Net Proceeds	$41,400	$85,958

At revenues over $3,000,000 the company forecasts an operating margin of 16%At revenues over $3,000,000 the company forecasts an operating margin of 16%

At revenues over $3,000,000 the company forecasts an operating margin of 16%

We are seeking to raise sufficient capital to acquire our product at a low cost by ramping up to industrial production levels, giving the company a gross margin of 50% or higher. We also plan on using the funds to market the brand, through constant tastings. The company believes the best way to sell its product is to have people taste it for themselves and get hooked on the great taste. Funds will be used on hiring brand ambassadors, wrapping trucks and delivery vans with the company's logo, and other useful guerilla advertising technics.

We are seeking to raise a minimum of $107,000 (target amount) and up to $1,000,000 (over-allotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our over-allotment amount of $1,000,000, we believe the company will be generating net profits of 10% or higher within two years. Even with a raise of $107,000, those funds would be sufficient to produce a couple of trucks worth of product at a cost low enough to give the company the 50% gross margin it needs to have to properly market its product.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The
Real Bloody Mary, Co. LLC

[See attached]

I, Michael Machat, the Chief Executive Officer of The Real Bloody Mary, LLC, hereby certify that the financial statements of The Real Bloody Mary, LLC and notes thereto for the periods ending December 31, 2016, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of (-$14,219); taxable income of (-$14,219) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th day of September, 2017. (Date of Execution).

_____ (Signature)

Chief Executive Officer

September 19, 2017

ABC COMPANY

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016

The Real Bloody Mary Co., LLC
Index to Financial Statements
(unaudited)

THE REAL BLOODY MARY CO., LLC
BALANCE SHEET
DECEMBER 31, 2016
(unaudited)

	Dec 31, 16
ASSETS	
Current Assets	
Other Current Assets	
Inventory Asset	11,150.00
Total Other Current Assets	11,150.00
Total Current Assets	11,150.00
Other Assets	
Prepaid Goods	80,376.93
Prepaid Royalty	10,000.00
Total Other Assets	90,376.93
TOTAL ASSETS	**101,526.93**
LIABILITIES & MEMBERS' EQUITY	
Equity	
Members' Equity	50,000.00
Vampire Brand LLC	65,745.66
Net Income	-14,218.73
Total Equity	101,526.93
TOTAL LIABILITIES & MEMBERS' EQUITY	**101,526.93**

THE REAL BLOODY MARY CO., LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016

	Jan - Dec 16
Ordinary Income/Expense	
Cost of Goods Sold	
Freight Costs	0.00
Purchases	0.00
Total COGS	0.00
Gross Profit	0.00
Expense	
Label Design	3,000.00
Market Research	500.00
Marketing	7,663.73
Professional Fees	2,025.00
Trade Show	500.00
Travel Expense	530.00
Total Expense	14,218.73
Net Ordinary Loss	-14,218.73
Net Loss	**-14,218.73**

THE REAL BLOODY MARY CO., LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016

Vampire Brands, LLC	99% Ownership, 4,950,000 units	$ 65,746
Robert Miller	1% Ownership, 50,000 units	$ 50,000
Total Members Equity		$101,527

THE REAL BLOODY MARY CO., LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(unaudited)

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-14,218.73
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory Asset	-11,150.00
Net cash provided by Operating Activities	-25,368.73
INVESTING ACTIVITIES	
Prepaid Goods	-80,376.93
Prepaid Royalty	-10,000.00
Net cash provided by Investing Activities	-90,376.93
FINANCING ACTIVITIES	
Shareholder's Equity	50,000.00
Vampire Brand LLC	65,745.66
Net cash provided by Financing Activities	115,745.66
Net cash increase for period	0.00
Cash at end of period	**0.00**

NOTE 1: BUSINESS ACTIVITY

The Real Bloody Mary Co. LLC, (the "Company"), was formed on May 20, 2016 under the laws of the state of Delaware. The Company is a start-up business whose planned principal operation is wholesale of alcoholic beverages, primarily concentrating on the beverage drink known as "Bloody Mary". The Company is governed by its Limited Liability Company Agreement ("the Agreement") dated May 20, 2016. The members' equity includes capital contributions from the initial members of the Company, Bob Miller and Vampire Brands LLC ("Initial Members"), who made collective initial contributions of $115,746 in cash. The Company is currently working on starting the wholesale distribution of their signature beverage drink called "Vampire Bloody Mary". The Company is also looking to experiment with size varieties of the "Vampire Bloody Mary" to offer more choices for the consumer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Through December 31, 2016, the Company has been primarily engaged in setting up the wholesale production and distribution process of the alcoholic beverage drink called "Vampire Bloody Mary" to major distributors.

Basis of Accounting

The Company prepares its financial statements in accordance with accrual basis of the accounting standards generally accepted in United States of America. Revenues are recognized when earned and expenses are recorded when incurred. The Company did not earn any revenue for the period ending December 31, 2016.

Uninsured Cash Balances

The Company did not maintain cash balances at a financial institution for the period ending December 31, 2016.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue Recognition

The Company recognizes revenue from product sales at the point of sale, net of sales taxes. Discounts provided to customers at the point of sale are recognized as a reduction in sales as the products are sold.
Cost of Sales

Cost of sales includes cost of inventory sold during the period, net of discounts and allowances, shipping and handling costs, occupancy cost, and sales taxes.

Inventory

Inventories are stated at the lower of cost or market using the weighted average cost method. The Company doesn't possess a license to sell alcohol; therefore, it has no direct sales function of its own. However, the Company ships its beverage product to TI Beverage Group LTD, which then holds on to the inventory on consignment. The consignee ("TI Beverage Group LTD") agrees to receive, care for, and attempt to sell the consigned goods. When the goods are sold, the consignee deducts it's commission from the sale amount and forwards the balance of the sales proceeds to the consignor ("The Real Bloody Mary LLC").

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A Limited Liability Company doing business in Delaware is classified as a partnership for Delaware income tax purposes, unless it has otherwise been classified for federal income tax purposes. A LLC is always classified in the same manner for Delaware income tax as it is for federal income tax purposes; therefore, no provision has been made in these financial statements for Delaware income taxes.

California imposes a minimum Franchise tax and a fee based on gross receipts on all limited liability companies doing business in the state. Although it was operating in California during 2016, the Company was not registered with the California Secretary of State until May 15, 2017. As of December 31, 2016 the provision for California state tax was $800.

The Company evaluates uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probably and reasonably estimable. As of December 31, 2016, the Company has accrued for $800 for California minimum franchise tax. The Company conducts business and files tax returns in California and U.S. federal jurisdictions.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures at the date of the financial statements, and the reported revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Principles of Non-Consolidation

The accompanying financial statements reflect the non-consolidated financial statements of the Company. The Company is a subsidiary of The Vampire Brands LLC, which owns majority of the Company's equity as of December 31, 2016. For purposes of the review of the accompanying financial statements, the Company is reporting non-consolidated financial statements. If we had been engaged to perform our review on the parent entity, Vampire Brands LLC, the financial statements presented would have been consolidated to include the majority-owned subsidiary entity of The Real Bloody Mary LLC

NOTE 3: INVENTORY

The finished goods inventory which is held on consignment by TI Beverage Group LTD is reflected as part of the Company's inventory.
The Company purchased inventory from National Beverage Alliance. As of December 31, 2016 the company had prepaid National Beverage Alliance for $80,377 worth of inventory which it had not yet received. This is classified as prepaid goods on the balance sheet.

NOTE 3: INVENTORY (CONTINUED)

Inventories	
Finished goods Inventory (1,700 Cans)	$3,400
Freight-In Costs	1,682
Shipping Boxes	6,068
TOTAL Inventory	$11,150

NOTE 5: LEASE OBLIGATIONS PAYABLE

The Company operates from the offices of TI Beverage Group, LTD located in Studio City, CA. The Company has no lease obligations to TI Beverage Group, Ltd. The inventory is also held at TI Beverage Group, LTD.'s facilities in Oakland free of charge to the Company.

NOTE 6: TRANSACTIONS WITH RELATED PARTY

The majority of the Company's operating requirements are provided by TI Beverage Group, LTD and Vampire Brands LLC, related companies. TI Beverage Group, LTD has indicated that it will not demand any compensation or repayment; however, no formal agreement is in place. TI Beverage Group, LTD is owned 99% by Michael Machat, who also owns 90% of Vampire Brands LLC and 99% of The Real Bloody Mary LLC.

NOTE 7: CONCENTRATIONS
Concentrations of Credit Risk

As of December 31, 2016 the Company had no significant concentrations of credit risk for either accounts receivable, accounts payable, or sales.

NOTE 7: CONCENTRATIONS (CONTINUED)

Concentration of Major Supplier of Bloody Mary Mix

Approximately 100% of the Company's Bloody Mary mix is supplied by one major supplier. This creates a significant concentration and reliance on this one supplier to be able to deliver the inventory as requested and creates a risk of running into a shortage of inventory if the supplier can't produce at a rate that the market demands. The Company is actively seeking to engage other affordable suppliers and manufacturing methods to minimize the concentration risk of having one major supplier for their inventory.

Concentration of Can Supplier

The two major can suppliers, in America, of 12 ounce sleek cans have merged into one, providing for a concentration on this one supplier to be able to meet the demand as the Company starts wholesale manufacturing of their Bloody Mary beverage drink. There are other available can suppliers and the Company is actively looking to find affordable means of meeting their demand and manufacturing methods to minimize this concentration risk.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Licensing Agreement with Jack Barreca

The Company has a licensing agreement with Jack Barreca whereby Jack granted Vampire Brands LLC an assignable license to utilize the patent rights to manufacture, market, sell and distribute the special Bloody Mary Mix. Vampire Brands LLC has assigned the Company the rights granted by the licensing agreement with Jack Barreca. As part of the licensing agreement, the Company will have to pay Mr. Barreca a royalty of 5 cents per each can that is sold.

Licensing Agreement with The Foundation for America's Blood Centers

The Company has an agreement whereby it will donate 5 cents of each can sold to the Foundation for America's Blood Centers, known as FABC. The donation will be paid to FABC on a quarterly basis.

Trademark Royalty

The Operating Agreement dated May 20, 2016 states that a royalty of 5 cents per can is payable by the Company to Vampire Brands, LLC in respect to the license granted by the Vampire Brands, LLC to use the "Vampire" trademark and the "Vampire.com" website for the Company's promotional purposes.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 13, 2017, the date which the financial statements were available to be issued.

Bank Account

As of July 17, 2017 the Company has opened a bank account at a financial institution located in the state of California. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000.

Registered with CA

On May 15, 2017, the Company registered to transact intrastate business in the State of California; however, it is subject to any licensing requirements otherwise imposed by the laws of this state.

Generated Revenue

The Company started generating revenue in the 2017 calendar year through successful distribution arrangement in Colorado, Florida, Louisiana, and California. The Company is actively pursuing equity investment funding to increase production, maintain operations, reduce cost of goods sold and increase the sales distribution channels.

Distribution Agreements

As of July 17, 2017 the Company has entered into agreement with various alcohol distribution companies in different states. Southern Glazers Wine & Spirits have agreed to distribute the "Bloody Mary Mix" in Colorado. The International Wine & Spirits have agreed to distribute the product in Florida and Louisiana. Specialty Spirits and Fine Wines have agreed to sell the product in Southern California. The company is actively looking for major distributers to widen its wholesale distribution of the product.

Part of Prepaid Inventory Received

The Company received 900 cases of "Bloody Mary" drink in March, 2017. The Company expects to receive the rest of the pre-paid inventory before the end of the year in 2017.

NOTE 10: MANAGEMENTS' PLAN

Alcohol Licensing

Management plans to apply for Federal alcohol license and California ABC license to be able to sell alcohol without consigning its product to TI Beverage LTD. Management has considered this as a high priority and is looking to raise funds to be able to meet this commitment.

Equity Funding

Management plans to increase the whole sale production and distribution of the "Bloody Mary" beverage product. To do so, the management plans to participate in the Start Engine campaign to raise funding to support their goal. If the Company fails to raise capital from the Start Engine campaign, the Company will continue to sell their product and look for other means of increasing the whole sale production and distribution of the "Bloody Mary".

NOTE 11 – DEBT
As of the end of year 2016, the company had no debt.   This is partially due to the Company sharing offices, rent free, with TI Beverage Group, Ltd, which is 99% owned by the Michael Machat who is also the majority owner of Vampire Brands, LLC.

NOTE 12 – MEMBERS' EQUITY

The Company was formed with 5,000,000 Membership Units out of which, the Manager, Vampire Brands, owns 4,950,000.   Robert Miller, a minority shareholder owns the other 50,000 Membership Units.   The company is making up to 107,000 of its Membership Units available in this offering.

The Operating Agreement provides that Manager may make up to 1,000,000 Membership Units available, (which in this case include the 107,000 in this Offering.)   Each of these Units sold carry certain distribution preference rights, namely those buying into this Offering (as well as those buying the balance of the 1,000,000 units after the 107,000 are sold in this Offering) will be entitled to receive a pro-rata share of 80% of the Company's Profits plus a 5% annual return until their investment is paid back in full.   After that time, those investing will receive a pro-rata distribution of profits, and the 5% annual return will stop.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

<u>Campaign Video Transcript:</u>

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"In Recent years the ready to drink cocktail market has exploded. People want the convienence. They don't want the hassle. They are ready to go. People are on the move. The ready to drink cocktail is the perfect solution."

"They have them for margaritas, cosmos, mojitos, gin and tonic, vodka and orange juice, everything but the bloody mary."

"Vampire Gourmet Bloody Mary is the Holly Grail of ready to drink products. It's a game changer."

Shelly Buchanan founder of The Drunken Tomato:

"People go crazy for bloody marys."

Unpaid testimonials from consumers at Bloody Mary Festival

"It hit me"

"This was so good."

"It's like breakfast in a glass"

"It's delicious"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"What better name could there be for a bloody mary than a Vampire bloody mary."

Unpaid testimonials from consumers at Bloody Mary Festival

"Vampire Gourmet Bloody Mary Cocktail. Cocktails!"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"We want our bloody mary to be the best possible. That's why we have the freshest tasting, all natural, we use real tomatos. This is uh, when you taste a Vampire bloody mary you can actually taste the tomatos."

Shelly Buchanan founder of The Drunken Tomato:

"It actually tastes like a tomato and sometimes that is difficult to find in a bottled bloody mary, or a canned bloody mary"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"Using a mix is ok if you like high fructose corn syrup and hydrolyzed corn protein, and a bunch

of other ingredients with long scientific words that I can't even pronounce. But then you still have to mix it. You still have to add the vodka and mix it and you have the mess. Ours is ready to drink and we have pure natural ingredients."

Unpaid testimonials from consumers at Bloody Mary Festival

"Oh wow. That's crazy, vodka, tomato puree, it's like actually yeah, it's like only five ingredients. There's five ingredients that are all completely natural flavors."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"Vodka, tomato juice, pure cane sugar, organic aloevera, natural spices... We use real ingredients because we care about the flavor."

Unpaid testimonials from consumers at Bloody Mary Festival

"I think the bloody mary is like the quintessential Sunday drink."

"Sunday fun day."

"If you can make it easier then why not?"

"It's good by itself but it can easily be modified to be spicier."

"It was just as good as it was convenient."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"Not only is our pre-mixed bloody mary conveinient for consumers who don't want to make it themselves but, it's perfect for busy bars, or resturants, for stadiums, for airlines, tailgate parties, the list goes on and on. It's a huge market."

Unpaid testimonials from consumers at Bloody Mary Festival

"It's kind of trendy right now, champagne in a can. Why not bloody mary in a can? Yeah."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"It's convenient, perfect for on the go and the morning after and plus the branding is fun."

"You just can't mix vodka and tomato juice, put it in a can and hope for the best because the vodka is going to separate. The vodka is going to be floating on the top of the tomato juice. That's been one of the reasons why you haven't seen ready to drink bloody mary cocktails before. We've figured it out and we've patented the formula. "

"The production process has been perfected. We have overcome all the formidable barriers to market. We have the distribution. We have retailers ready and eager for our product. But in order to bring The Vampire Gourmet Bloody Mary to consumers around the world, We need your support to produce it at an industrial scale."

Second testimonial video transcript:

Shelly Buchanan founder of The Drunken Tomato:

"The drunken Tomato… we do all things bloody marys. We have a blog that reviews bloody marys, and I also have several books out."

"I thought the Vampire Bloody Mary was fantastic. It was great. I love that it's in a can, I love that it doesn't separate, um lots of really rich tomato flavor."

Unpaid testimonials from consumers at Bloody Mary Festival

"This was so good. Honestly any time you can just crack into a bloody mary is the best day ever instead of having to go to brunch."

"Oh yeah, if you can have a bloody mary like this at home like right when you roll out of bed, yeah. Especially on Sunday morning."

"It's kind of creamy-ish which I like. It's kind of on the thicker side because I don't like watery bloody marys. They are not good."

"Hold on I gotta get a sip first… Delicious, tomato-y, rather natural. Hold on let me get another one."

"First off it tastes so fresh, like, It tastes like a real, like you were at home making a bloody mary from scratch, like it's real fresh."

"We bartend for different events around the city of New Orleans. We work for, um, a company that hires bartenders. We promote a lot of different drinks. So this would be really convenient to have behind a bar to just pour into a drink, edge a little, do a little fancy, toppers on top of it and then send them to go. This would be perfect."

"Yeah so this, the quicker we the people through the line the more money we'll make in tips. The quicker the bar, the owner will make money."

"Yeah it's got really good texture. Yeah like straight out of a can that's like really impressive. You can taste the smokiness, just like full bodied, it's a great bloody."

"Bringing the Vampire to a baseball game, that would be great. That would be so convenient just to pour it into an open, a glass and drink it. Can you drink it straight from the can? That would be great. Drinking it straight from the can would be fantastic. Let's be fair. That's a good idea."

"I mean you could take it to the beach, you could travel with it. Oh that's a good idea. It's easy just to put into a cooler right? And run with it. Where if you make a full bloody mary you need the vodka, the tomato juice and the 50 different spices because it's so inconvenient. I agree."

"The Vampire Bloody Mary is pretty tasty. I mean I could see myself definitely drinking this,

um, I feel like if I drank the whole thing I'd definitely be pretty tipsy but, It's very good."

"This is pretty good. Ah, it's really good. It actually doesn't taste like a grocery story brand. Some of the cheap stuff you get like, the premade mixes at the grocery store, they are just like, They're like thin, There's not much substance to them, they are kind of flat."

"The Vampire Bloody Mary it's great, it's so smooth, I really like the celery notes that come through. It goes down easy. It comes in a can. Nothing is better than that."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT OF
THE REAL BLOODY MARY CO., LLC
A DELAWARE
LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITITES LAWS. SUCH SECURITIES ACQUIRED BY MEMBERS MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS, WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT

This Operating Agreement of The Real Bloody Mary Co., LLC, a Delaware limited liability company (the "Company"), is entered into this 20th day of May, 2016 by and among the Members listed on Schedule I attached hereto, and such other Persons as shall hereafter become Members as provided under this Agreement.

RECITALS

I. The Articles of Organization of the Company were filed on May 20, 2016 with the Delaware Secretary of State.

II. The Members wish to enter into this Operating Agreement in order to provide for the terms of the management and operation of the Company.

NOW THEREFORE, it is agreed as follows:

ARTICLE 1.

DEFINITIONS

SECTION 1.1. Definitions. As used herein, the following terms have the following respective meanings:

(a) **"Affiliate"** means, with respect to any Person any (i) other Person who controls, is controlled by or is under common control with such Person, (ii) director, officer, partner, member or employee of such Person, or (iii) immediate family member of any Person described in clauses (i) or (ii) above. As used in this definition "control" (including its correlative meanings "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

(b) **"Agreement"** means this Operating Agreement, as amended from time to time.

(c) **"Available Cash"** means, with respect to any fiscal period, the excess of the Company's cash on hand from whatever source derived, over payment of the Company's expenses (including Organizational Expenses, manufacturing costs and promotional costs, an anticipated royalty to be paid to the patent holder with respect to the process for the production of the Bloody Mary product, and all other expenses incurred by the Company in connection with its business) then owed and other fees, amounts owed, costs and expenses and such amounts as the Manager shall deem advisable for the Company to expend or retain for working capital, taxes, debt repayment, reserves or any other Company purpose. Available Cash shall not include, and the Members will not have any interests in any payments (including the Trademark Royalty) made to the Manager or its Affiliates in consideration of their rendering services to the Company, or granting licenses to the Company with respect to the business of the Company, it being understood that the Manager and Affiliates of the Manager may receive such payments, so long as they are reasonable and generally commensurate with industry standards.

(d) **"Capital Account"** as of any date shall mean the Capital Contribution to the Company by a Member, adjusted as of such date pursuant to this Agreement.

(e) **"Capital Contribution"** means the total amount of capital contributed to the Company by each Member pursuant to the terms of this Agreement. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holders of such Member's Units.

(f) **"Capital Recontribution"** shall mean the amount contributed to the Company by the Members pursuant to Section 6.4 below.

(g) **"Code"** means the Internal Revenue Code of 1986, as amended, and any successor statute.

(h) **"Company"** means The Real Bloody Mary Co., LLC, a Delaware limited liability company.

(i) **"Delaware Act"** means the Delaware Limited Liability Company Act.

(j) **"5% Preferred Return Amount"** shall mean, with respect to each Investor Member, a cumulative preferred return of five percent (5%) (the "**Percent**") per annum, not compounded, on such Member's Capital Contribution, which amount shall accrue from the date the Investor Member makes such Member's Capital Contribution until it is paid in full pursuant to Section 6.2(i) below.

(k) **"Investor Members"** means those Members purchasing Units under Article 4 below and who are identified as such in Schedule I hereto. If and to the extent a Manager or its Affiliates purchase Units under Article 4 below such purchaser shall be deemed an Investor Member with respect to such Units.

(l) **"Liquidator(s)"** means the Manager, or if there is no Manager at the time in question, such other Person who is appointed in accordance with applicable law to take all actions related to the winding up of the Company's business and the distribution of the Company's assets.

(m) **"Manager"** or **"Managers"** means the Person designated as Manager from time to time in accordance with the provisions of Section 8.1 hereof. The current Manager as of the date hereof is identified on Schedule II attached hereto.

(n)   **"Member Majority"** means, at any time, Investor Members holding together, in the aggregate, in excess of fifty percent (50%) in interests of the Outstanding Units held by all Investor Members.

(o)   **"Members"** means any of those Persons (including Managers) identified as Members on Schedule I attached hereto and any substitute or additional Member in such Person's capacity as a Member of the Company, as such Schedule may be amended from time to time by the Manager.   Members includes Investor Members.

(p)   **"Net Income and Net Losses"** means the net income and net losses, respectively, derived from the operation of the Company for Federal income tax purposes, including gains and losses on the sale of all or any portion of the Company's assets.

(q)   **"Notice"** means a written notice containing all information which is either desirable, relevant or necessary to satisfy the purposes for which such notice is being delivered.

(r)   **"Organizational Expenses"** means all reasonable third party costs and expenses pertaining to the organization of the Company and the sale of Units to Members, and the registration, qualification or exemption of the Company under any applicable Federal, state or foreign laws, including fees of counsel, accountants and other professionals to the Company.

(s)   **"Outstanding Units"** means, at any time, all of the Units then outstanding.

(t)   **"Person"** means any natural person, corporation (stock or non-stock), limited liability company, limited partnership, general partnership, limited liability partnership, joint stock company, joint venture, association (profit or nonprofit), company, estate, trust, bank or other organization, whether or not a legal entity, and any government agency or political subdivision thereof.

(u)   **"Products"** means a ready to drink Bloody Mary alcoholic product, which may be marketed and sold by or for the Company under the name "Vampire Gourmet Bloody Mary" or such other names as the Manager may elect, such other ready to drink alcoholic drinks as may be identified by the Manager, and such ancillary products relating to any of the foregoing as may be determined by the Manager.

(v)   **"Securities Act"** means the Securities Act of 1933, as amended, and any successor statute, and the rules and regulations promulgated thereunder.

(w)   **"Trademark Royalty"** means a royalty (currently five cents ($.05) per can) payable by the Company to Vampire Brands, LLC ("**Licensor**") or its assigns in respect of the license granted by the Licensor to the Company to use the "Vampire" trademark and the Licensor's "Vampire.com" website in connection with the Company's promotion and sale of the Products.

(x)   **"Transfer"** means the sale, transfer, assignment, pledge, mortgage, hypothecation, encumbrance, distribution or other disposition of any Unit.

(y)   **"Treasury Regulations"** means regulations adopted by the Treasury Department of the United States governing application and enforcement of the Code. Any reference to a section or provision of the Treasury Regulations shall be deemed to refer also to such section or provision as amended or superseded.

(z)   **"Unit"** or **"Units"** means a share of all membership interests in the Company at any particular time, including all rights and obligations incidental to such ownership interest under this Agreement and the Delaware Act. Units include any equity, ownership or membership interest in whatever form into which Units may in the future be converted or exchanged. Subject to any other limitations herein, Units may be divided into fractions.

(aa)   **"Unreturned Contribution Amount"** means with respect to each Investor Member, the amount of money and/or the agreed upon fair market value of any property contributed (or deemed contributed), by such Investor Member to the capital of the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to pursuant to Section 752 of the Code), and decreased by the amount distributed or deemed distributed by the Company to such Investor Member pursuant to Section 6.2(ii) below.

ARTICLE 2.

THE COMPANY

SECTION 2.1.   Members.   The names and addresses of the Members are set forth on Schedule I attached hereto. Members will be admitted to the Company as such in accordance with the terms of this Agreement and upon the full execution of such agreements as the Manager may require, and the applicable signature page of this Agreement by such Members and a Manager.

SECTION 2.2.   Name.   The Company shall conduct its activities under the name The Real Bloody Mary Co., LLC, or such other name or names as the Manager may elect. Notice of any name change will be given to the Members.

SECTION 2.3.   Principal Office.   The address of the principal office of the Company shall be located at 12711 Ventura Blvd., Ste. 290, Studio City, CA 91604, or at such other address as may be determined by the Manager, and the Manager shall give Notice to all Members promptly following any such change. The Company may maintain such other or additional business offices at such other place or places as the Manager may from time to time deem advisable.

SECTION 2.4.   Duration.   The Company's existence shall be perpetual, unless sooner dissolved in accordance with the Delaware Act and/or this Agreement.

SECTION 2.5. <u>Maintenance.</u> The Manager shall file promptly all certificates, amendments or other instruments as required by law to maintain the Company in good standing as a limited liability company in all jurisdictions in which it conducts business.

SECTION 2.6. <u>Business Purpose.</u> The Company's sole business is to manufacture (or have manufactured for it), market and sell the Products.

SECTION 2.7. <u>Authority and Powers.</u> The Company is authorized and empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Company, including without limitation, all acts and things permitted under the Delaware Act and this Agreement.

SECTION 2.8. <u>Juridical Existence, Properties, Etc.</u> (a) The Company shall maintain, preserve, and keep in full force and effect its limited liability company existence and all rights, franchises, licenses and permits necessary to the proper conduct of its business, and the ownership, lease, or operation of its properties which, if not so maintained, could reasonably be expected to have a material adverse effect on the Company, and to take all action which may be reasonably required to obtain, preserve, renew and extend all material licenses, permits, authorizations, trade names, trademarks, service names, service marks, copyrights and patents which are necessary for the continuance of the operation of any such property by the Company.

(b) If the Manager so elects it may, at any time hereafter, convert the Company to a C corporation, in which case (i) the Members will execute and deliver such documents and instruments as the Manager may elect to effect the same, and (ii) the Members will, in lieu of this Agreement, execute and deliver a shareholders' agreement whose terms will be as close as reasonably possible to this Agreement (and for purposes thereof such shareholders agreement and the governing documents of the C corporation may provide for the issuance of classes of stock which mirror as closely as possible the rights and obligations which are attendant to the Units held by the Members).


ARTICLE 3.

MEMBERS AND UNITS


SECTION 3.1. <u>Members and Units.</u> The Members, including the Investor Members, are set forth on <u>Schedule I</u> attached hereto. Such <u>Schedule I</u> may be amended hereafter from time to time by the Manager to reflect the admission of additional Members, changes in the Members or purchases or Transfers of Units effected in accordance with this Agreement.

SECTION 3.2. <u>Voting Rights; Meetings.</u> Unless otherwise set forth in this Agreement, or as required by law, no Member approval or consent shall be required with respect to any actions taken by the Manager on behalf of the Company, and the Members shall have no right to vote with respect to any Company matters. To the extent that the Members do have a right to vote on Company matters, and except as otherwise provided herein the affirmative vote of a Member Majority shall be required for the approval of any action or matter requiring a vote or consent of the Members. Any vote of the Members shall be taken only following either the delivery to all of the Members of a Notice of the proposed action or matter, which delivery shall occur no later than ten (10) days prior to such vote, or the written waiver of any Member not receiving such Notice of such Member's right to receive such Notice. Except as otherwise required by the Delaware Act, by this Agreement or as the Manager may elect, the Company need not hold any annual or other meetings.

SECTION 3.3. **Record Date for Members.** For the purpose of determining the Members of record entitled to any Notice or to vote on any matter submitted to the Members, whether with or without a meeting of the Members, or for the purpose of determining the Members entitled to receive allocations, distributions or any other rights (unless a method of determination is specified elsewhere in this Agreement), or for the purpose of any other action, the Manager may fix, in advance, a date as the record date for any such determination of Members. Such record date shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the action, activity or event for which such determination is to be made. When a determination of the Members of record has been made, such determination shall also apply to any adjournment of such action, activity or event, unless a new record date is fixed in accordance with this Section.

SECTION 3.4. **Rights of Members.** The Manager will (i) provide other Members with the right, upon request and during regular business hours, to inspect the books and records of the Company, and (ii) inform other Members of any distributions, mergers, acquisitions, dispositions or transfers of a material portion of the Company's assets or the admission of additional Members to the Company.

SECTION 3.5 **No Resignation or Withdrawal of a Member.** No Member shall have the right to resign or withdraw from membership in the Company.

ARTICLE 4.

CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

SECTION 4.1. **Definition of Capital Account.** A Capital Account shall be established on the books of the Company for each Member in accordance with the provisions of the Code and any applicable Treasury Regulations. Without limiting the foregoing, each Member's Capital Account shall be increased by (i) the amount of cash contributed by such Member, (ii) the value of any non-cash assets contributed by such Member, as fixed by agreement at the time of contribution, less the amount of any liabilities assumed by the Company incidental to such contribution or to which the contributed assets are subject, and (iii) such Member's share of the Net Income, as allocated in Article 5. Each Member's Capital Account shall be decreased by: (i) the amount of all distributions (cash or the fair market value of any non-cash distribution) made by the Company to such Member, and (ii) such Member's share of the Net Losses, as allocated in Article 5. If non-cash Company assets are distributed in kind, Capital Accounts shall be adjusted as if the assets had been sold for fair market value on the date of distribution. Except as required by law, no Member shall be required to restore any deficit balance in his or her Capital Account.

SECTION 4.2.   **Capital Contributions.**   The Company may sell Units to Investor Members at a purchase price (subject to Section 4.3 below) of One Dollar ($1.00) per Unit. The Manager and its Affiliates may purchase Units under this Section 4.2, and to the extent they so purchase Units they will do so in the capacity of an Investor Member. As of the date hereof the Manager owns Five Million (5,000,000) Units, and for each Unit (up to One Million (1,000,000) Units) purchased by an Investor Member under this Section 4.2 the number of Units owned by the Manager will be reduced. There will be no such reduction for purchases in excess of One Million (1,000,000) Units in the aggregate under this Section 4.2. The purchase price paid for the Units may be used by the Company for Organizational Expenses (and the reimbursement thereof), and operating expenses of the Company. Each of the Investor Members shall promptly satisfy in full his, her or its obligation to contribute cash to the Company as its initial Capital Contribution in respect of the purchase of the Units. Except as provided in this Agreement no Member shall be required to make any contributions or pay any sums to the Company. The Manager may, at its discretion, issue Units in lieu of salaries to employees and to third parties providing services to the Company, and any Units so issued will not reduce the Units owned by the Manager.

SECTION 4.3.   **Sale of Additional Units.**   Once the Company has sold an aggregate of One Million (1,000,000) Units it may sell additional Units ("**Additional Units**", which shall also be deemed Units) to Investor Members at such purchase price per Additional Unit as the Company may reasonably determine, and provided that the "Percent" (as defined in Section 1.1(j) above) for any such Additional Units may be increased or decreased as the Manager may elect (however the Percent with respect to a particular Additional Unit, once issued to an Investor Member, may not be so increased or decreased).

SECTION 4.4.   **Pre-Emptive Rights.**   (a)   Should the Company sell Additional Units pursuant to a financing raising funds for the Company then each Investor Member shall have a right to purchase up to its *pro rata* share of all such Additional Units sold on the same terms and conditions as those offered pursuant to the financing. Each Investor Member's *pro rata* share is equal to the ratio of (i) the number of Units held by such Investor Member immediately prior to the issuance of such Additional Units to (ii) the total number of Units held by all Investor Members immediately prior to the issuance of the Additional Units.

(b)   If the Company proposes to sell any Additional Units under Section 4.3 above it shall give each Investor Member written notice of its intention, describing the Additional Units, the price and the terms and conditions upon which the Company proposes to sell the same. Each Investor Member shall have twenty (20) days from the giving of such notice to agree to purchase its *pro rata* share of the Additional Units for the price and upon the terms and conditions specified in the notice by giving written notice (which shall be deemed an irrevocable agreement to purchase the number of Additional Units specified in such written notice) to the Company and stating therein the quantity of Additional Units to be purchased. Notwithstanding the foregoing, the Company shall not be required to offer or sell such Additional Units to any Investor Member who is in breach of this Agreement of which would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale.

(c)   The pre-emptive rights established by this Section 4.4 shall not apply to, and shall terminate upon the effective date of the registration statement pertaining to the Company's first firm commitment underwritten public offering of its securities registered under the Securities Act.

(d)   The pre-emptive rights established by this Section 4.4 shall have no application to any of the following Units issued by the Company: (A) Units issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial or lending institution; and (B) Units issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements.

SECTION 4.5.   Return of Capital Contributions.   Except as specifically permitted or required in this Agreement, no Member shall be entitled to demand or receive the return of his, her or its Capital Contribution, and no interest will be paid on the capital contributed by a Member to the Company.

ARTICLE 5.

ALLOCATION OF INCOME AND LOSSES
TO CAPITAL ACCOUNTS

SECTION 5.1.   Allocation of Net Income and Net Losses.   Subject to Section 5.2, for all purposes, including, without limitation, Federal, state and local income tax purposes, all Net Income and Net Losses shall be allocated each fiscal year among all the Members as follows:

(a) Net Income (including in respect of a dissolution of the Company) shall be allocated as follows:

> (i)   First, in respect of prior allocations of Net Losses to the Members, to the Members in proportion to the amount of Such Net Losses until all such Net Losses are reduced to zero;

(ii)   Second (A) Eighty percent (80%) shall be allocated *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be allocated to the Manager (and if there is more than one Manager, Net Income will be allocated to them in the same proportion as Available Cash is distributed to them in accordance with Section 6.2(i) below), until each Investor Member has received aggregate distributions of Available Cash under Section 6.2(i) below equal to its accrued, but unpaid, 5% Preferred Return Amount;

(iii)   Third (A) Eighty percent (80%) shall be allocated *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be allocated to the Manager (and if there is more than one Manager, Net Income will be allocated to them in the same proportion as Available Cash is distributed to them in accordance with Section 6.2(ii) below) until each Investor Member's Unreturned Contribution Amount has been reduced to $0; and

(iv)   Finally, any further Net Income shall be allocated to all of the Members *pro rata* based upon the number of Units held by them.

(b)   Net Losses shall be allocated to the Members pro-rata in accordance with the number of Units held by them.

SECTION 5.2. **Required Special Allocations**. Notwithstanding Section 5.1 hereof appropriate adjustments shall be made to the allocations of Net Income and Net Losses to the extent required or desirable under the Code and applicable Treasury Regulations, including as the Treasury Regulations relate to negative Capital Accounts. Notwithstanding any provision of this Agreement to the contrary, each Member's capital account shall be maintained and adjusted in accordance with the Code, including (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c) and the regulations promulgated thereunder, and (ii) adjustments required to maintain capital accounts in accordance with the "substantial economic effect test" set forth in the regulations promulgated under Internal Revenue Code Section 704(b) (including the "minimum gain charge back" requirements of Treasury Regulation Section 1.704-2(f) and 1.704-2(i)(4), the "qualified income offset" requirements of Treasury Regulation Sections 1.704-1(b)(2)(ii)(d), and the "partner non-recourse debt" allocations of Treasury Regulation Sections 1.704-2(c), 1.704-2(i)(2) and 1.704-2(j)(1)), provided that the special allocations of income or gain set forth in the foregoing parenthetical of clause (ii) (the "**Special Allocations**") shall be taken into account in allocating items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations and the Special Allocations will be equal to the net amounts that would have been allocated to each Member if such Special

Allocations had not occurred.

SECTION 5.3. <u>Other Allocation Rules</u>. For purposes of determining the Net Income, Net Losses or any other items allocable to any period, Net Income, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under the Code and the Treasury Regulations applicable thereto. Accordingly, account may be taken of the number of days a Member has actually held a Unit in any fiscal year in allocating Net Income or Net Losses.

SECTION 5.4. <u>No Right to Priority</u>. Except as otherwise expressly provided in this Agreement, or as required to comply with the Code and Treasury Regulations, no Member shall have priority over any other Member as to any allocations, distributions, or return of all or any part of his, her or its Capital Contributions.

<center>

ARTICLE 6.

<u>DISTRIBUTIONS</u>

</center>

SECTION 6.1. <u>Distributions in Kind</u>. No Member shall be entitled to demand and receive distributions other than in cash form. Any non-cash Company assets distributed in kind shall be distributed to the Members entitled thereto as tenants-in-common owning undivided interests in the same proportion as would be applicable to cash distributions.

SECTION 6.2. <u>Distribution of Available Cash</u>. Any Available Cash which the Manager determines (in its discretion) to distribute shall be distributed from time to time (as determined by the Manager) to the Members in the following order and priority:

(i) <u>First</u>, (A) Eighty percent (80%) of all Available Cash shall be distributed *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) of all Available Cash shall be distributed to the Manager (and if there is more than one Manager, such Available Cash will be distributed to them as they may agree in writing), until each Investor Member has received an aggregate amount under this Section 6.2(i) equal to its accrued, but unpaid, 5% Preferred Return Amount;

(ii) <u>Second</u>, (A) Eighty percent (80%) of any remaining Available Cash shall be distributed *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) of all Available Cash shall be distributed to the Manager (and if there is more than one Manager, such Available Cash will be distributed to them as they may agree in writing) until each Investor Member's Unreturned Contribution Amount has been reduced to $0; and

(iii) Finally, any remaining Available Cash shall be distributed to all of the Members *pro rata* based upon the number of Units held by them.

All distributions shall take into account the number of days a Unit was held by a Member relative to the other Members since the last distribution.

SECTION 6.3. **Reimbursement of Expenses.** Subject to Section 8.5 below, the Company will reimburse the Manager for Organizational Expenses incurred by the Manager and all other third party out-of-pocket costs and expenses incurred by the Manager in connection with the formation and operation of the Company from Available Cash or from Capital Contributions. Such operational expenses may include photocopying, long distance phone and other expenses which would not be incurred by the Company or the Manager but for the operations of the Company.

SECTION 6.4. **Obligation to Recontribute Distributions of Cash Flow.** If a distribution of Available Cash shall have been made prior to or after the Company's termination date and, at any time subsequent thereto there shall be any unpaid debts, taxes, liabilities or obligations (together, the "**Obligations**") of the Company, and the Company shall not have sufficient assets to meet them, then the Company shall have the right (as determined by the Manager in its sole discretion), to require the Members to repay to the Company the following amounts (a "**Capital Recontribution**"):

Each Member shall be required to contribute his, her or its pro-rata share (based on the number of Units held by the Member relative to all Outstanding Units) of the Obligations, up to the amount of the aggregate Available Cash previously distributed to the Member. Should a Member fail to contribute to the Company the amount of Capital Recontribution required of the Member on or before the date the amount is to be paid, such Member will be personally liable to the Company for such amounts, plus interest thereon at two (2) percentage points above the announced prime rate of Citibank, NA, and for the reasonable costs (including attorneys' fees) of collection. All payments required of a Member hereunder shall be due and payable by such Member seven (7) business days after the date written notice advising of the amount of the Capital Recontribution required of such Member, together with an explanation of the need therefor, is provided to such Member in the manner provided for in Section 13.4.

The obligations set forth in this Section 6.4 are in addition to any obligations the Members may have to recontribute funds to the Company under the Delaware Act.

SECTION 6.5. **Withholding.** The Company shall be entitled to deduct, withhold or pay any and all future taxes or withholdings, and all liabilities with respect thereto ("**Taxes**") to the extent the Company in good faith determines that such deduction or withholding or payment is required by the Code or any Treasury Regulations. Any Taxes withheld from actual distribution to a Member shall, for all purposes of this Agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

SECTION 6.6.   **Income Tax Distributions.**   In order to enable Members to pay income taxes on income allocated to them, the Manager shall, no later than 100 days after the end of each calendar year, cause the Company to distribute, to the extent funds are legally available therefor (in the Manager's judgment), to each Person with a "**Members' Income Tax Distribution Amount**" (as defined below) for the prior calendar year, cash in an amount equal to the excess, if any, of (i) the Manager's estimate of such Person's Member Income Tax Distribution Amount for such calendar year, over (ii) the aggregate amount of distributions to such Member during such calendar year (other than a distribution pursuant to this Section 6.6 made with respect to a prior year). "**Members' Income Tax Distribution Amount**" for any calendar year means, with respect to each Person who is a Member or to whom an item of income or gain was allocated during such calendar year, the product of (A) such Person's share of taxable income of the Company for such calendar year (as determined by the Manager, taking into account losses, deductions and credits previously allocated to such Person), and (B) the highest marginal combined rate of federal and New York State and City individual income taxes for such calendar year, as determined by the Manager.

ARTICLE 7.

RESTRICTIONS ON THE TRANSFER OF UNITS; ADMISSION OF SUBSTITUTE AND ADDITIONAL MEMBERS;

SECTION 7.1. **Restrictions on the Transfer of Units.** Except as hereafter provided, a Member may Transfer all or any part of his, her or its Units only on the following conditions:

(a)   The Transfer has been approved in writing by the Manager, which approval it may grant or withhold in its sole discretion (and the Manager may approve any Transfer of Units by the Manager). For any Transfer of Units by a Manager, if the transferee is a Person (including a Member) that is not a Manager the transferee shall be deemed a Member unless the transferee is also appointed as a Manager under Article 8 hereof);

(b)   The transferee ratifies and assumes in writing all of the terms of this Agreement and executes and delivers such other documents and instruments as the Manager may reasonably request;

(c)   Unless waived by the Manager in its sole discretion the transferee pays all costs reasonably incurred by the Company incidental to such transfer, including without limitation, attorneys' fees for evaluation of the proposed transfer for conformance with this Agreement, the Delaware Act and other applicable law, and preparation of appropriate documentation; and

(d)   Such transfer will not constitute a violation of any applicable registration provisions of the Securities Act, or any other applicable state or Federal securities laws.

Subject to Section 8.1 below, upon the death of a Member such Member's Units may be transferred to such Member's heirs or legal representatives, provided that (i) clauses (b)-(d) above are complied with, and (ii) such heirs or legal representatives shall not be admitted as Members unless the provisions of Section 7.2 have been complied with.

SECTION 7.2. Admission of Persons as Additional Members. A transferee of a Unit (if the Transfer was permitted under Section 7.1) shall be admitted as an additional Member only upon the written approval of the Manager, which it may grant or withhold in its sole discretion, and at such time as the transferee:

(a) executes and acknowledges such instruments as the Manager deems necessary or appropriate to effectuate such Person's admission; and

(b) pays all costs incurred by the Company incidental to such Person's admission, including without limitation, attorneys' fees for evaluation of the proposed admission for conformance with this Agreement, the Delaware Act and other applicable law, and preparation of appropriate documentation.

No Person shall be admitted as a Member if such admission will constitute a violation of any applicable registration provisions of the Securities Act, or any other applicable state or Federal securities or other laws.

ARTICLE 8.

THE MANAGER

SECTION 8.1. Appointment and Replacement of a Manager. (a) The business, property and affairs of the Company shall be managed and directed exclusively by the Manager, and the current Manager is identified on Schedule II attached hereto. No other Member shall have the power to so act or bind the Company. The Manager may, if it elects, appoint additional Managers (who need not be Members) upon such terms as they may reasonably elect. The Manager(s) and other Members may receive compensation from the Company (in addition to their right to receive distributions hereunder) for services rendered to the Company upon such terms and in such amounts as the Company (with the Manager making such decision on behalf of the Company) may elect, provided that compensation paid to the Manager and its Affiliates must be reasonable and generally commensurate with industry standards. The Members shall not have the right to remove a Manager, and the Members may only elect a replacement Manager as specifically provided for in this Agreement.

(b) Following a Manager's dissolution, death or resignation any remaining Managers may appoint a substitute Manager. If following the death or resignation of a Manager there are no remaining Managers then a substitute or replacement Manager shall be elected by the affirmative vote of a Member Majority. Such new Manager may receive such salary or compensation as may be determined by a similar vote. Absent such an election within 45 days following such resignation of all Managers, the Company shall liquidate and dissolve.

(c)   In the event that a Manager should resign, dissolve or die, then such Person shall no longer serve as a Manager but he, she or it or his, her or its heirs or assigns shall continue to own the Units held by such Manager in the capacity of a Member and shall continue to receive the distributions and allocations provided for in Articles 5 and 6 above as if such person were still a Manager.

SECTION 8.2.   Limitation of the Managers' Liability.   The Managers shall not be liable to the Company or to the other Members for any errors or omissions committed in the discharge of their duties hereunder, unless such errors or omissions constitute willful misconduct, gross negligence or intentional disregard of the express terms of this Agreement. The Managers shall not be obligated to abstain from acting on any matter (or act in any particular matter) because of any interest (or conflict of interest) of such Manager (or any Affiliate thereof) in such matter.

SECTION 8.3.   General Authority of Manager.   (a)   Except to the extent that the consent of the Members (or Members holding a specified proportion of Units) is otherwise required by this Agreement or the Delaware Act, the Manager shall have full, complete, and exclusive discretion to manage and control the business of the Company in furtherance of the purposes of the Company. In furtherance, but not by way of limitation of the foregoing the Manager shall have the right, on behalf of the Company, to (i) invest and reinvest the cash assets of the Company in money-market or other short-term investments, (ii) open, maintain and close bank accounts and draw checks and other orders for the payment of moneys, (iii) borrow funds (including from Manager or Members), secured or unsecured, or otherwise incur obligations, (iv) sell, license, lease or transfer all or any portion of the Company's assets, (v) bring, defend, compromise or settle any action, (vi) participate in partnerships and joint ventures, (vii) employ any persons and engage accountants, attorneys, auditors and other professionals and agents, and to compensate them as necessary, (viii) enter into or amend any agreements (including those with Managers or Members), and (ix) compromise or settle any debts or disputes, including those between the Company and any Members. Subject to Section 9.1 below the Manager may engage in other activities and projects which are unrelated to the business of the Company (and the Company will not have any interest therein), however the Manager shall devote such time and attention as is reasonably necessary and appropriate to discharge their obligations under this Agreement.

(b)   All decisions made for and on behalf of the Company by the Manager shall be binding upon the Company. No Person dealing with a Manager shall be required to determine his, her or its authority to enter into any undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of such authority; provided, however, that nothing herein shall extinguish, limit or condition the liability of the Manager to the other Members to discharge its obligations in accordance with this Agreement and the Delaware Act.

SECTION 8.4.   Delegation of the Manager's Authority.   The Manager may delegate to any Person all or any of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may perform such acts or services for the Company as the Manager may approve; provided, however, that in all events such Person shall be subject to the supervision and control of the Manager. The Manager may designate any employees or agents the Company retains as officers of the Company with titles, including but not limited to "chairman", "chief executive officer", "president", "vice president", "treasurer", "secretary", "director" and "chief financial officer", with such powers as the Manager may authorize.

SECTION 8.5   **Additional Services of Manager.**   During the __ year period following the date hereof Manager will, without charge to the Company (i) manage the regulatory aspects of Company's business, and (ii) allow the Company to share Manager's office space.

ARTICLE 9.

RELATED PARTY DEALINGS

SECTION 9.1.   **Outside Business Interests; Business Opportunity.**   The Manager and each Member may each engage in or possess interests in other business ventures of every kind and description for his, her or its own account, including without limitation, serving as a member, partner or shareholder of other entities which engage in a business competitive with the Company and neither the Company nor any of the Members shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom, or to any business opportunities as may become available to the Manager or any Member, whether or not similar in nature to the Company's then existing business activities; provided that for such time as Vampire Brands, LLC, a Delaware limited liability company (or an Affiliate thereof) acts as the Manager, and for the one year period thereafter (or, if shorter, until the Company liquidates and dissolves), Vampire Brands, LLC will not (and it will cause its Affiliates not to) (i) sell, manufacture or promote ready to drink alcoholic drinks which are then being marketed and sold by the Company, or (ii) own any interest in, manage, operate, invest in, render services to or otherwise be connected with any entity which sells or produces such products; provided nothing contained in this paragraph shall be deemed to prohibit Vampire Brands, LLC or its Affiliates from investing their funds in securities of a company if the securities of such company are listed for trading on a national stock exchange or traded in the over-the-counter market and their aggregate holdings therein represent at all times less than one (1%) percent of the total number of shares or principal amount of other securities of such company outstanding. For purposes of clarity, the term "ready to drink alcoholic drinks" does not include wines, spirits or beer not part of a cocktail mix, and Manager and its Affiliates shall be free to pursue its other alcoholic businesses with respect to such products without obligation to the Company.

SECTION 9.2.   **Member Dealing With the Company.**   Any Member shall have the right to contract or otherwise deal with the Company for the provision of goods or services to the Company if such transaction is approved by the Manager.

ARTICLE 10.

MEMBER LIABILITY; INDEMNIFICATION AND
LIABILITY LIMITATION

SECTION 10.1.   Liability of Members; Enforcement of Obligations.   Except to the extent otherwise expressly stated in this Agreement or prescribed under the Delaware Act (i) the Members shall have no fiduciary or partnership relationship between or among themselves solely by reason of their status as Members, and (ii) the rights of each of the Members and the Company to sue for matters and claims arising out of or pertaining to this Agreement shall not be dependent upon the dissolution, winding-up or termination of the Company.

SECTION 10.2.   Indemnification of Managers and Members.   Except as provided in Section 10.4, every Person who was or is a party, or who is threatened to be made a party, to any pending, completed or impending action, suit or proceeding of any kind, whether civil, criminal, administrative, arbitrative or investigative (whether or not by or in the right of the Company) by reason of being or having been a Manager or Member of the Company shall be indemnified by the Company against all expenses (including reasonable attorneys' fees and expenses), judgments, fines, penalties, awards, costs, amounts paid in settlement and liabilities of all kinds, actually incurred by such Person incidental to or resulting from such action, suit or proceeding to the fullest extent permitted under the Delaware Act, without limiting any other indemnification rights to which such Person otherwise may be entitled.   The Company may, but shall not be required to, purchase insurance on behalf of such Person against liability asserted against or incurred by such Person in his, her or its capacity as a Manager or Member of the Company, or arising from such Person's status as a Manager or Member, whether or not the Company would have authority to indemnify such Person against the same liability under the provisions of this Section 10.2 or the Delaware Act.

SECTION 10.3.   Limitation of Liability.   Except as otherwise expressly provided in this Agreement, no Manager shall have liability to the Company or other Members for monetary damages resulting from (i) a single transaction, occurrence or isolated course of conduct which does not constitute willful wrongdoing or intentional disregard of the terms of this Agreement, it being the intent and purpose of this Section 10.3 that no Manager have such liability for errors made in the exercise of good-faith judgment or in reliance upon the advice of counsel to the Company, or (ii) the negligence, dishonesty or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith.

SECTION 10.4.   Qualification of Indemnification and Liability Limitation.   (a) The indemnification rights and limitations on liabilities set forth in Sections 10.2 and 10.3 shall not apply to claims based upon any willful misconduct or intentional breach or disregard of the terms of this Agreement or knowing violation of criminal law or any Federal or state securities law, including without limitation, unlawful insider trading or market manipulation for any security, nor shall such indemnification rights and limitations on liabilities preclude the Company, Manager or

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any Member from recovery for any loss or damage otherwise covered under any insurance policy. Nothing herein shall be deemed to prohibit or limit the Company's right to pay, or obtain insurance covering, the costs (including reasonable attorneys' fees and expenses) to defend an indemnitee against any such claims, subject to a full reservation of rights to reimbursement in the event of a final adjudication adverse to such indemnitee for which indemnification is not permitted by law.

(b) An indemnitee shall be entitled to recover from an indemnitor all legal costs or expenses, including reasonable attorney's fees and expenses, incurred by such indemnitee to enforce its rights hereunder, or to collect any sums due from the indemnitor hereunder.

ARTICLE 11.

DISSOLUTION AND LIQUIDATION OF THE COMPANY

SECTION 11.1. Dissolution of the Company. The Company shall be dissolved on the earlier of the expiration of the term of the Company or upon the first to occur of:

(a) The expiration of thirty (30) days following the sale or other disposition of all or substantially all of the Company's assets;

(b) The election by the Manager, with the written consent of a Member Majority, to dissolve and liquidate the Company;

(c) The election by the Manager to dissolve and liquidate the Company after any three consecutive quarters in which the Company has not earned at least $1 in net profits, provided the Manager shall not make such election under this clause (c) earlier than December 31, 2024; and

(d) The occurrence of any other event of dissolution under the provisions of this Agreement or the Delaware Act.

SECTION 11.2. Winding-up and Distribution of the Company. (a) Upon the dissolution of the Company pursuant to Section 11.1, the Company's business shall be wound up and its assets liquidated by the Liquidator(s) as provided in this Section 11.2, and the net proceeds of such liquidation shall be distributed as follows:

(i) First, to payment of all debts and liabilities of the Company (other than loans or other debts and liabilities of the Company to Members), and any expenses of the Company incidental to such sale or liquidation;

(ii) Second, to establishment of any reserves reasonably deemed necessary by the Liquidator(s) for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(iii)   Third, to payment and satisfaction of all other debts and liabilities of the Company to Members and Managers on a pro-rata basis;

(iv)   Fourth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(i) above equal to their accrued but unpaid 5% Preferred Return Amount (A) Eighty percent (80%) shall be distributed *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing), until each Investor Member has received an aggregate amount of distributions under this clause (iv) and under Section 6.2(i) above equal to its accrued, but unpaid, 5% Preferred Return Amount;

(v)   Fifth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(ii) above equal to their Unreturned Contribution Amount (A) Eighty percent (80%) shall be distributed *pro rata* to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing) until each Investor Member has received an aggregate amount of distributions under this clause (v) and under Section 6.2(ii) above such that each Investor Member's Unreturned Contribution Amount has been reduced to $0; and

(vi)   Sixth, to the Members, pro-rata in accordance with the number of Units held by them.

(b)   The Liquidator(s) shall file all certificates and notices of the Company's dissolution required by law. The Liquidator(s) shall sell and otherwise liquidate the Company's assets without unnecessary delay. Upon the complete liquidation of the Company's assets and distribution to the Members, they shall cease to be Members of the Company, and the Liquidator(s) shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the existence of the Company.

ARTICLE 12.

AMENDMENTS

SECTION 12.1. Adoption of Amendments Generally. Amendments to this Agreement to reflect the substitution or addition of a Member or Managers or the resignation of a Member or a Manager in accordance with this Agreement may be made by written instrument executed by a Manager without any approval of the other Members. Unless otherwise provided for herein, any other amendments to this Agreement may be made only by a written instrument executed by the Manager and a Member Majority; provided, however, that no amendment to this Agreement may:

(a) expand the obligations or liabilities of any Member under this Agreement, or modify any Member's limited liability, without the written consent of such Member;

(b) other than as allowed by this Agreement, modify the computational method of determining, or priority applicable to, allocations or distributions under Articles 5, 6 or 11, without the written consent of all Members; or

(c) amend this Article 12 without the written consent of all Members.

ARTICLE 13.

GENERAL PROVISIONS.

SECTION 13.1. Books and Records. The method of accounting on which the books shall be maintained shall be determined by the Manager. Vampire Brands, LLC is designated the "partnership representative" for purposes of the Code. All Members will, within 90 days after the end of each fiscal year, receive such tax information as may be necessary to permit the Member to complete his or her Federal income tax return. All determinations, valuations and other matters of judgment required to be made for accounting and tax purposes under this Agreement shall be made by or under the direction of the Manager and shall be conclusive and binding on all Members, former Members, their successors or legal representatives and any other Person except for computational errors or fraud, and to the fullest extent permitted by law no such Person shall have the right to an accounting or an appraisal of the assets of the Company or any successor thereto except for computational errors or fraud. If approved by the Manager in its sole discretion the books of the Company shall be examined, certified and audited annually as of the end of the Company's fiscal year by a firm of independent certified public accountants.

SECTION 13.2. Fiscal Year. The fiscal year of the Company shall be the calendar year.

SECTION 13.3. Custody of Company Funds; Bank Accounts. The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in their immediate possession or control. The Company's funds shall not be commingled with the funds of any other Person and the Manager shall not use, or permit use of, the Company's funds in any manner except for the benefit of the Company.

SECTION 13.4. Notices. All Notices, requests, consents and other communications hereunder to the Company or to any Member shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)   if to the Company, to its principal office determined per Section 2.3, as such office may be changed in accordance with Section 2.3.; or

(b)   if to any Member, to his, her or its respective address set forth on <u>Schedule I</u> hereto.

Any Member may, at any time and from time to time, designate a substitute address or addresses for him or herself by delivering a Notice to the Company and to each other Member in the manner set forth in this Section. All such Notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by facsimile or nationally-recognized overnight courier, on the first business day following such delivery, and (iii) in the case of mailing in the manner set forth in this Section, on the third business day after the posting thereof.

SECTION 13.5. <u>Burden and Benefit</u>. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and their respective heirs, executors, administrators, successors and assigns.

SECTION 13.6. <u>Counterparts.</u> This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one Agreement binding on all parties hereto, notwithstanding that not all parties shall have signed the same counterpart.

SECTION 13.7. <u>Severability of Provisions.</u> If any term or provision of this Agreement or the application thereof to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforceable to the fullest extent permitted by law.

SECTION 13.8. <u>Entire Agreement.</u> This Agreement sets forth all (and is intended by the parties hereto to be an integration of all) of the promises, agreements and understandings among the parties hereto with respect to the subject matter hereof.

SECTION 13.9. <u>Headings.</u> The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

SECTION 13.10. <u>Pronouns and Plurals.</u> Whenever the context may require, any pronouns used herein shall be deemed to refer to the masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural, and vice versa.

SECTION 13.11. <u>Governing Law.</u> This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. The parties agree that any legal proceeding related in any way to this Agreement shall be brought and enforced only in the courts located in Los Angeles County, California, and the parties hereby waive any objection to jurisdiction or venue in any such proceeding commenced in any of such courts.

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first above written.

Manager

Vampire Brands, LLC



By: _____

Members

_____
Robert Miller

SCHEDULE I

Purchased Under Section 4.2

MEMBERS, CAPITAL CONTRIBUTIONS AND UNITS

INVESTOR MEMBERS	CAPITAL CONTRIBUTIONS	UNITS
Robert Miller	$50,000	50,000

Purchased Under Section 4.3

MEMBERS, CAPITAL CONTRIBUTIONS AND UNITS

INVESTOR MEMBERS	CAPITAL CONTRIBUTIONS	UNITS

SCHEDULE II
MANAGER

Vampire Brands, LLC